Phone:	(212)885-5205
Fax:	(212)885-5001
Email:	mmmurphy@blankrome.com

February 12, 2019

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cornerstone Strategic Value Fund, Inc.

Preliminary Proxy Statement on Schedule 14A

Notice of Filing

To Whom it May Concern:

The above-referenced filing (the “Preliminary Proxy Statement”) of our client, Cornerstone Strategic Value Fund, Inc. (the “Fund”), filed on February 12, 2019, pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, is furnished in connection with the solicitation of proxies by the Board of Directors of the Fund, a Maryland corporation for use at an annual meeting of stockholders to be held on April 16, 2019, at the First Floor Conference Room, 1075 Hendersonville Rd., Asheville, NC 28803, for the following purposes:

1.	To approve the election of two directors to hold office until the year 2022 Annual Meeting of Stockholders;

2.	To approve a new investment management agreement with Cornerstone Advisors Asset Management LLC; and

3.	To consider and vote upon such other matters as may properly come before said Meeting or any adjournment or postponement thereof.

Please contact me at (212) 885-5205 with any comments or questions you may have or for any further information you may desire.

Very truly yours,

/s/ Margaret M. Murphy

Margaret M. Murphy